Exhibit 99.1

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

CALL NOTICE

EXTRAORDINARY SHAREHOLDERS MEETING

The Shareholders of Suzano Papel e Celulose S.A. (“Suzano” or “Company”) are hereby invited, in accordance with article 124 of Law No. 6,404/1976 (“Brazilian Corporations Law”), to convene in the Extraordinary Shareholders’ Meeting to be held on April 1st, 2019, at 09:30am, in the Company’s headquarters located at Avenida Professor Magalhães Neto, 1.752, Pituba, in the City of Salvador, State of Bahia, CEP 41810-012, to resolve on the following agenda:

(i)                                    approval of the Protocol and Justification of the Merger of Fibria Celulose S.A. by Suzano (“Merger Agreement”), executed on January 27, 2019, by the management of the Company and Fibria Celulose S.A., a publicly held company, enrolled with the CNPJ/MF under No. 60.643.228/0001-21, with its headquarters in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 3rd and 4th (part) floors, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia, CEP 04551-010 (“Fibria”), which sets forth the terms and conditions of the merger of Fibria into the Company, with the consequent winding up of Fibria (“Merger”);

(ii)                                 ratification of the appointment of PricewaterhouseCoopers, a company with headquarters located in the City of São Paulo, State of São Paulo, at Av. Francisco Matarazzo, 1400, Torre Torino, enrolled with the CNPJ/ME under No. 61.562.112/0001-20 (“PwC”) to prepare the appraisal report to determine the book value of Fibria’s equity, pursuant to the terms of article 227 of the Brazilian Corporations Law (“Appraisal Report”);

(iii)                             approval of the Appraisal Report;

(iv)                            approval of the Merger, under the terms of Merger Agreement;

(v)                                change of the Company’s corporate name to “Suzano S.A.”, with the consequent amendment of Clause 1 of its Bylaws;

(vi)                             amendment to Clause 5 of the Company’s Bylaws to reflect the amount of its capital stock and the number of shares it is divided by as a result of the capital increase under the authorized capital due to the merger of Eucalipto Holding S.A. completed on January 14, 2019, as approved in the Company’s Shareholders Meeting held on September 13, 2018, and in the Company’s Board of Directors Meeting held on January 10, 2019;

(vii)                          approval of the complementation of the Company’s purpose, to include (a) expressly other activities currently carried out by Fibria; and (b) in the description of the activity listed in line “a” of Clause 4 of the Bylaws to mention the manufacture, trade, import and export of wood, with the consequent amendment of Clause 4 of the Company’s Bylaws;

(viii)                       approval of the amendment of the Company’s Bylaws to (a) globally amend the Clauses of the Bylaws to adjust the Board of Officers’ designation as used internally by the Company — Statutory Executive Board of Officers; (b) complement the competence of the Board of Directors and Statutory Executive Board of Officers; (c) adjust the Clauses of the Bylaws to other amendments that shall be made in the Bylaws pursuant to the other items of this Call Notice, including with the possible renumbering of these articles due to the extinction of old or addition of new articles to the Company’s Bylaws; (d) include a new paragraph to Clause 20 to allow the Statutory Executive Board of Officers meetings to be performed remotely; (e) amend Clause 25 (renumbered to become Clause 24) due to the change of the Audit Board regimen to not permanent; and (f) amend Clause 26 to clarify the concepts of the formula for calculating the minimum mandatory dividend, without changing the Company’s or its shareholders results;

(ix)                             the termination of the current advice statutory committees to the Board of Directors of the Company, with the consequent exclusion of the current Clause 16 of the Company’s Bylaws;

(x)                                the creation of a Statutory Audit Committee pursuant to applicable laws and regulations, with the inclusion of a new Clause 25 to the Company’s Bylaws to govern the rules, terms and conditions related to the matter hereof; and

(xi)                             re-rectification of the global annual compensation of managers and members of the audit board with respect to the fiscal year of 2018, approved in the Company’s annual shareholders meeting held on April 26, 2018.

We emphasize that the amendments to the Company’s Bylaws, which are the subject to items “v”, “vi” and “vii” of the agenda above, shall only be effective upon the consummation of the Merger, which depend on the satisfaction of certain conditions precedents as set forth in the Merger Agreement.

The Management Proposal, enclosing the following documents, is available to Shareholders on the Company’s headquarters, as well as in the Company’s investor relations website (www.suzano.com.br/ri) and on the websites of the Securities and Exchange Commission of Brazil (“CVM”) (www.cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. — Brasil, Bolsa, Balcão) (www.b3.com.br): (i) Absentee Ballot; (ii) the Merger Agreement and its annexes; (iii) the main terms of the Merger, as required by article 20-A of CVM Instruction No. 481, dated as of December 17, 2009, as amended (“Instruction No. 481”); (iv) the Appraisal Report; (v) information required under appendix 21 of Instruction No. 481; and (vi) information required by article 11 of Instruction No. 481, as well as the Proxy Statement of the Meeting.

General Instructions

Shareholders may participate in the Shareholders Meeting in person or through a proxy duly constituted in accordance with paragraph 1st, article 126 of the Brazilian Corporations Laws. Accordingly, proxies must have been constituted less than one (1) year ago and be a shareholder or manager of the Company, an attorney registered in the Brazilian Bar Association (Ordem dos Advogados do Brasil), or a financial institution. In accordance with Official Letter/CVM/SEP/02/2018, Shareholders that are legal entities may be represented in the Shareholders Meeting by their legal representatives or agents duly appointed in accordance with the articles of incorporation of said company and with the Brazilian Civil Code, in which case they are not required to be a shareholder or manager of the Company or an attorney. Similarly, shareholders that are investment funds, in accordance with the decision of the Board of Commissioners of CVM in CVM Administrative Proceeding RJ-2014-3578, may be represented in the Shareholders Meeting by their legal representatives or agents duly appointed by their manager or administrator, in accordance with their regulations, bylaws or articles of organization of their manager or administrator, as applicable.

Shareholders must attend the Shareholders Meeting with proof of ownership of shares issued by the Company issued by the stock transfer agent or custody agent up to four (4) business days prior to the date of the Shareholders Meeting, and: (i) in case of individuals, official identity document with photograph, or, if applicable, official identity document of the proxy and the respective proxy appointment; (ii) in case of legal persons, valid identity document with photo of the legal representative and respective representation documents, including the power-of-attorney and copy of the articles of incorporation and minutes of the election of managers; and (iii) in case of investment funds, valid identity document with photo of the representative and respective representation documents, including the power-of-attorney and copy of the current regulations of the fund, bylaws or articles of organization of its administrator  or manager, as applicable, and minutes of election of managers of the administrator or manager. If these documents are in a language other than Brazilian Portuguese, they must be translated into Brazilian Portuguese by a sworn translator, but without the need for notarization, consularization and/or apostillation. Note that documents in English and Spanish do not require translation. Representation documents will be verified prior to the Shareholders Meeting.

Notwithstanding the provisions of paragraph 2, article 5 of Instruction No. 481 and in accordance with the practice adopted by the Company in recent call notices, to expedite the process of convening Shareholders Meetings, the Company requests shareholders represented by proxy to submit the respective proxy instrument and proof of ownership of the shares for participation at the Shareholders Meeting to the headquarters of the Company at least forty-eight (48) hours prior to the Shareholders Meeting.

The Company informs that will implement an absentee voting system, pursuant to Instruction No. 481, enabling its shareholders to submit instructions with their votes in accordance with the law, in which case the respective absentee ballots must be received by the Company or by the stock transfer agent of its shares, or by the custody agent, as applicable, by March 25, 2019 (inclusive), except otherwise determined by the custody agent or stock transfer agent. For more information, shareholders must observe the provisions set forth in Instruction No. 481 and the procedures described in the absentee ballots made available by the Company.

São Paulo, February 28, 2019.

David Feffer

Chairman of the Board of Directors